Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2023 SECOND QUARTER RESULTS

Financial Highlights for Fiscal 2023 Second Quarter

•
Gross Bookings reached $1,541.7 million in 2Q23 versus $734.1 million in 2Q22.
•
Revenue was $131.2 million in 2Q23 versus $67.5 million in 2Q22.
•
Air Ticketing Revenue improved to $39.6 million in 2Q23 versus $21.3 million in 2Q22. Adjusted Margin(2) – Air Ticketing improved to $75.0 million in 2Q23 versus $38.6 million in 2Q22.
•
Hotels and Packages Revenue improved to $68.2 million in 2Q23 versus $33.5 million in 2Q22. Adjusted Margin(2) – Hotels and Packages improved to $57.4 million in 2Q23 versus $35.5 million in 2Q22.
•
Bus Ticketing Revenue improved to $16.1 million in 2Q23 versus $8.4 million in 2Q22. Adjusted Margin(2) – Bus Ticketing improved to $16.9 million in 2Q23 versus $7.9 million in 2Q22.
•
Other Revenue improved to $7.3 million in 2Q23 versus $4.3 million in 2Q22. Adjusted Margin(2) – Others improved to $7.5 million in 2Q23 versus $4.4 million in 2Q22.
•
Results from Operating Activities improved to a profit of $3.9 million in 2Q23 versus a loss of $8.0 million in 2Q22, reflecting an improvement of $11.9 million YoY.
•
Adjusted Operating Profit(2) improved to $15.1 million in 2Q23 versus $6.6 million in 2Q22, reflecting an improvement of $8.5 million YoY.

Gurugram, India and New York, November 1, 2022 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal second quarter ended September 30, 2022.

“Travel continues to rebound on the back of waning COVID-19 infections and positive consumer sentiment. We witnessed strong performance both in terms of revenue and profitability in a seasonally weak quarter. As a leading travel service provider, we continue to garner a major share of travel demand on the back of our robust multi-product platform and customer-first approach,” said Rajesh Magow, Group Chief Executive Officer.

Other information

Impact of the COVID-19 Pandemic

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of fiscal years 2021 and 2022. The COVID-19 pandemic has also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. In India, we witnessed a rapid resurgence of daily recorded case counts towards the end of the fourth quarter of fiscal year 2021 which peaked in the first quarter of fiscal year 2022, resulting in a second wave of COVID-19 in India. The resulting economic conditions caused by the lockdowns and travel restriction orders imposed by several state governments in India from April 2021, which continued for part of fiscal year 2022, also had a negative impact on revenue for all our reportable segments in the quarter ended September 30, 2021, as compared to revenue for the quarter ended December 31, 2019 (prior to the onset of the COVID-19 pandemic).

During the first six months of fiscal year 2023, we have experienced an increase in travel demand and gross bookings have recovered by more than 90% to pre-COVID levels in the second quarter of fiscal year 2023. We believe that the continued recovery in travel demand in the second quarter of fiscal year 2023 was attributable to increased demand for travel driven by domestic leisure, festivals and business travels, together with increased COVID-19 vaccination rates and comparatively lower COVID-19 infection rates, in the quarter ended September 30, 2022. This led to improved results across our operating segments in the second quarter of fiscal year 2023 as compared to the second quarter of fiscal year 2022. We continued to focus on optimizing our costs by leveraging our highly variable and more efficient fixed cost structure during the quarter ended September 30, 2022.

The extent and duration of the effects of the COVID-19 pandemic over the longer term on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the COVID-19 pandemic, its impact on the travel industry and consumer spending, rates of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 virus. While many countries including India have made significant progress in vaccinating their populations against the COVID-19 virus, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in complete economic recovery.

Fiscal 2023 Second Quarter Financial Results

Revenue. We generated revenue of $131.2 million in the quarter ended September 30, 2022, an increase of 94.5% (111.4% in constant currency(1)) over revenue of $67.5 million in the quarter ended September 30, 2021, primarily as a result of an increase of 85.9% (100.2% in constant currency) in revenue from our air ticketing business, an increase of 103.6% (122.2% in constant currency) in revenue from our hotels and packages business, an increase of 91.8% (107.5% in constant currency) in revenue from our bus ticketing business, and an increase of 71.0% (90.5% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. Customer inducement costs have been added back to Adjusted Margin and are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2021	2022	2021	2022	2021	2022	2021	2022
	(Amounts in USD thousands)
Revenue as per IFRS	21,304	39,608	33,513	68,246	8,386	16,088	4,276	7,312
Add: Customer inducement costs recorded as a reduction of revenue	17,282	36,148	9,897	19,261	282	1,971	241	403
Less: Service cost	24	758	7,939	30,147	746	1,201	73	167
Adjusted Margin(2)	38,562	74,998	35,471	57,360	7,922	16,858	4,444	7,548

Air Ticketing. Revenue from our air ticketing business increased by 85.9% (100.2% in constant currency) to $39.6 million in the quarter ended September 30, 2022, from $21.3 million in the quarter ended September 30, 2021. Our Adjusted Margin – Air ticketing increased by 94.5% (109.2% in constant currency) to $75.0 million in the quarter ended September 30, 2022, from $38.6 million in the quarter ended September 30, 2021. Adjusted Margin – Air ticketing includes customer inducement costs of $36.1 million in the quarter ended September 30, 2022 and $17.3 million in the quarter ended September 30, 2021, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 127.4% (144.7% in constant currency) primarily driven by a 71.5% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased to 7.4% in the quarter ended September 30, 2022 as compared to 8.6% in the quarter ended September 30, 2021, primarily due to increased air fares without a corresponding increase in service fees charged to customers in the quarter ended September 30, 2022.

Hotels and Packages. Revenue from our hotels and packages business increased by 103.6% (122.2% in constant currency) to $68.2 million in the quarter ended September 30, 2022, from $33.5 million in the quarter ended September 30, 2021. Our Adjusted Margin – Hotels and packages increased by 61.7% (74.7% in constant currency) to $57.4 million in the quarter ended September 30, 2022 from $35.5 million in the quarter ended September 30, 2021. Adjusted Margin – Hotels and packages includes customer inducement costs of $19.3 million in the quarter ended September 30, 2022 and $9.9 million in the quarter ended September 30, 2021, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 72.8% (86.6% in constant currency) primarily driven by a 48.1% increase in the number of hotel-room nights year over year, primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021. Our Adjusted Margin % – Hotels and packages decreased to 17.2% in the quarter ended September 30, 2022 as compared to 18.4% in the quarter ended September 30, 2021, reflecting an increase in the contribution from our packages and international hotels business over the year, where margins are relatively lower.

Bus Ticketing. Revenue from our bus ticketing business increased by 91.8% (107.5% in constant currency) to $16.1 million in the quarter ended September 30, 2022, from $8.4 million in the quarter ended September 30, 2021. Our Adjusted Margin – Bus ticketing increased by 112.8% (129.8% in constant currency) to $16.9 million in the quarter ended September 30, 2022 from $7.9 million in the quarter ended September 30, 2021. Adjusted Margin – Bus ticketing includes customer inducement costs of $2.0 million in the quarter ended September 30, 2022 and $0.3 million in the quarter ended September 30, 2021, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 103.2% (119.7% in constant currency) driven by a 88.7% increase in the number of bus tickets travelled year over year, primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021. Our Adjusted Margin % – Bus ticketing increased marginally to 9.0% in the quarter ended September 30, 2022 as compared to 8.5% in the quarter ended September 30, 2021.

Others. Revenue from our others business increased by 71.0% (90.5% in constant currency) to $7.3 million in the quarter ended September 30, 2022, from $4.3 million in the quarter ended September 30, 2021. Our Adjusted Margin – Others increased by 69.8% (89.1% in constant currency) to $7.5 million in the quarter ended September 30, 2022 from $4.4 million in the quarter ended September 30, 2021. Adjusted Margin – Others includes customer inducement costs of $0.4 million in the quarter ended September 30, 2022 and $0.2 million in the quarter ended September 30, 2021, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was on account of an increase in sales of other ancillary services primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021.

Other Income. Other income increased by 537.1% to $2.4 million in the quarter ended September 30, 2022 from $0.4 million in the quarter ended September 30, 2021, primarily due to gain on discontinuation of equity-accounted investment of $2.0 million recorded in the quarter ended September 30, 2022.

Personnel Expenses. Personnel expenses increased by 12.3% to $33.5 million in the quarter ended September 30, 2022 from $29.8 million in the quarter ended September 30, 2021, primarily due to annual wage increases effected in the quarter ended June 30, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 113.5% to $24.8 million in the quarter ended September 30, 2022 from $11.6 million in the quarter ended September 30, 2021, primarily due to the increase in variable costs and discretionary marketing and sales promotion expenditures such as expenses on events and brand building initiatives in response to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $57.8 million in the quarter ended September 30, 2022 and $27.7 million in the quarter ended September 30, 2021. The details are as follows:

	For the three months ended September 30
	2021	2022
	(Amounts in USD thousands)
Marketing and sales promotion expenses	11,593	24,756
Customer inducement costs recorded as a reduction of revenue	27,702	57,783

Other Operating Expenses. Other operating expenses increased by 77.7% to $32.5 million in the quarter ended September 30, 2022 from $18.3 million in the quarter ended September 30, 2021, primarily due to an increase of $7.2 million of payment gateway charges, $2.8 million of outsourcing fees and $1.7 million of website hosting charges as a result of increased bookings, primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 8.1% to $6.8 million in the quarter ended September 30, 2022 from $7.4 million in the quarter ended September 30, 2021, primarily due to an increase in fully depreciated and amortized assets in the quarter ended September 30, 2022.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $3.9 million in the quarter ended September 30, 2022 as compared to a loss of $8.0 million in the quarter ended September 30, 2021. Our Adjusted Operating Profit was $15.1 million in the quarter ended September 30, 2022 as compared to $6.6 million in the quarter ended September 30, 2021. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance cost was $11.1 million in the quarter ended September 30, 2022 as compared to net finance cost $0.6 million in the quarter ended September 30, 2021. The increase in our net finance cost was primarily due to a net foreign exchange loss of $9.6 million in the quarter ended September 30, 2022, primarily due to the depreciation of the Indian Rupee against the U.S. dollar as at September 30, 2022 as compared to June 30, 2022.

Profit (Loss) for the Period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2022 was $6.8 million as compared to a loss of $8.0 million in the quarter ended September 30, 2021. Our Adjusted Net Profit was $8.0 million in the quarter ended September 30, 2022, as compared to Adjusted Net Profit of $9.7 million in the quarter ended September 30, 2021. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. Diluted loss per share was $0.06 for the quarter ended September 30, 2022 as compared to diluted loss per share of $0.07 in the quarter ended September 30, 2021. Our Adjusted Diluted Earnings per share was $0.07 in the quarter ended September 30, 2022, as compared to $0.09 in the quarter ended September 30, 2021. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at September 30, 2022, the balance of cash and cash equivalents and term deposits on our balance sheet was $466.3 million. In addition, we have existing credit facilities of approximately $128.2 million, which includes a $70.0 million facility from an affiliate of our largest shareholder with the remaining amount from various commercial banks. As at September 30, 2022, $0.1 million has been drawn against these facilities.

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). In addition, reconciliations of non-IFRS measures to IFRS financial measures and operating results are included at the end of this release.

Recent Developments

On September 28, 2022, we acquired an additional equity interest in Simplotel Technologies Private Limited, or Simplotel, for an estimated cash consideration of $3.9 million. We now hold an equity interest of 64.8% in Simplotel.

On October 19, 2022, we announced that an order was passed by the Competition Commission of India, or CCI, in relation to anti-competitive conduct under the Competition Act 2002 of India by our wholly-owned Indian subsidiaries, being MakeMyTrip (India) Private Limited, or MMT India, and Ibibo Group Private Limited, or Ibibo India.

The CCI imposed an aggregate penalty of Rs. 2,234.8 million, or US$27.0 million, on MMT India and Ibibo India, as well as certain behavioral sanctions in respect of their agreements with hotels and disclosure of properties on their platforms. Further details are set forth in the press release and the order issued by the CCI which can be found at https://www.cci.gov.in/media-gallery/press release/details/260/0 and https://www.cci.gov.in/antitrust/orders/details/1069/0 respectively.

MMT India and Ibibo India received a certified copy of the order from the CCI on October 29, 2022. The CCI order is appealable before the National Company Law Appellate Tribunal of India within 60 days from receipt of the certified copy of the order. We are assessing the findings set forth in the CCI order and plan to obtain advice from external legal counsel in determining our future course of action.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. On October 26, 2021, our Board of Directors authorized the Company to further extend the term of this share repurchase plan until November 30, 2023. There were no repurchases pursuant to the share repurchase plan during the second quarter of fiscal year 2023. As at September 30, 2022, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended September 30, 2022 beginning at 7:30 AM EDT or 5:00 PM IST on November 1, 2022 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the link https://makemytrip.zoom.us/webinar/register/WN_dogJ5-DGT7aW8pR-nwaj3A to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)” and “Adjusted Diluted Earnings (Loss) per Share”. We also refer to certain non-IFRS measures as key performance indicators within this release including “Adjusted Margin” and “Adjusted Margin %”.

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the Company acts as the principal.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, amortization of acquired intangibles, merger and acquisitions related expenses, gain on discontinuation of equity-accounted investment, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude share-based compensation expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of non-IFRS measures to IFRS financial measures and operating results are included at the end of this release.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin and Adjusted Margin % and change in constant currency represent a balanced approach to adjust for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are useful in measuring our results and provide useful information to investors and analysts.

We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our Company and our performance to that of our global peers.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share.

The presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 12, 2022, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, visa processing and foreign exchange.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2022	As at September 30, 2022
Assets
Property, plant and equipment	19,313	20,743
Intangible assets and goodwill	685,658	639,485
Trade and other receivables, net	3,713	5,126
Investment in equity-accounted investees	3,558	2,138
Other investments	4,031	4,080
Term deposits	6	5,644
Non-current tax assets	14,965	15,055
Other non-current assets	135	163
Total non-current assets	731,379	692,434
Inventories	11	38
Contract assets	—	1,390
Current tax assets	—	1,373
Trade and other receivables, net	35,910	61,169
Term deposits	264,179	185,943
Other current assets	77,982	112,083
Cash and cash equivalents	213,283	274,725
Total current assets	591,365	636,721
Total assets	1,322,744	1,329,155
Equity
Share capital	53	53
Share premium	2,034,663	2,054,854
Other components of equity	73,574	30,506
Accumulated deficit	(1,214,156)	(1,234,472)
Total equity attributable to owners of the Company	894,134	850,941
Non-controlling interests	2,341	7,872
Total equity	896,475	858,813
Liabilities
Loans and borrowings(#)	213,808	222,275
Employee benefits	9,086	7,670
Contract liabilities	27	93
Deferred tax liabilities, net	2,596	1,720
Other non-current liabilities	9,536	4,639
Total non-current liabilities	235,053	236,397
Bank overdraft	—	71
Loans and borrowings(#)	2,776	3,088
Trade and other payables	62,827	74,438
Contract liabilities	53,211	82,377
Other current liabilities	72,402	73,971
Total current liabilities	191,216	233,945
Total liabilities	426,269	470,342
Total equity and liabilities	1,322,744	1,329,155

# Loans and borrowings include lease liabilities amounting to $14.4 million as at September 30, 2022 (as at March 31, 2022: $14.0 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30		For the six months ended September 30
	2021	2022	2021	2022
Revenue
Air ticketing	21,304	39,608	36,015	70,549
Hotels and packages	33,513	68,246	44,887	152,291
Bus ticketing	8,386	16,088	12,583	36,395
Other revenue	4,276	7,312	6,827	14,752
Total revenue	67,479	131,254	100,312	273,987
Other income	383	2,440	720	2,488
Service cost
Procurement cost of hotels and packages services	7,939	30,147	9,906	71,233
Other cost of providing services	843	2,126	1,284	4,386
Personnel expenses	29,790	33,450	56,247	65,438
Marketing and sales promotion expenses	11,593	24,756	16,740	49,527
Other operating expenses	18,318	32,543	29,590	64,027
Depreciation and amortization	7,371	6,773	14,772	13,699
Result from operating activities	(7,992)	3,899	(27,507)	8,165
Finance income	4,213	3,020	6,260	4,679
Finance costs	4,847	14,129	12,286	30,202
Net finance costs	(634)	(11,109)	(6,026)	(25,523)
Share of profit (loss) of equity-accounted investees	36	40	(53)	65
Loss before tax	(8,590)	(7,170)	(33,586)	(17,293)
Income tax benefit	567	394	1,110	508
Loss for the period	(8,023)	(6,776)	(32,476)	(16,785)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	143	1,139	143	1,139
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value, net of tax	10,355	—	33,543	—
	10,498	1,139	33,686	1,139
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	347	(19,335)	(7,941)	(44,534)
Other comprehensive income (loss) for the period, net of tax	10,845	(18,196)	25,745	(43,395)
Total comprehensive income (loss) for the period	2,822	(24,972)	(6,731)	(60,180)
Profit (loss) attributable to:
Owners of the Company	(7,995)	(6,980)	(32,273)	(17,078)
Non-controlling interests	(28)	204	(203)	293
Loss for the period	(8,023)	(6,776)	(32,476)	(16,785)
Total comprehensive income (loss) attributable to:
Owners of the Company	2,839	(24,925)	(6,574)	(59,881)
Non-controlling interests	(17)	(47)	(157)	(299)
Total comprehensive income (loss) for the period	2,822	(24,972)	(6,731)	(60,180)
Loss per share (in USD)
Basic	(0.07)	(0.06)	(0.30)	(0.16)
Diluted	(0.07)	(0.06)	(0.30)	(0.16)
Weighted average number of shares (including Class B Shares)
Basic	108,510,444	109,689,510	108,268,686	109,400,517
Diluted	108,510,444	109,689,510	108,268,686	109,400,517

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	(17,078)	(17,078)	293	(16,785)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(43,941)	—	(43,941)	(593)	(44,534)
Remeasurement of defined benefit liability	—	—	—	—	—	—	1,138	1,138	1	1,139
Total other comprehensive income (loss)	—	—	—	—	—	(43,941)	1,138	(42,803)	(592)	(43,395)
Total comprehensive loss for the period	—	—	—	—	—	(43,941)	(15,940)	(59,881)	(299)	(60,180)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	18,899	—	—	18,899	—	18,899
Issue of ordinary shares on exercise of share based awards	*	20,191	—	—	(17,991)	—	—	2,200	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(35)	—	35	—	—	—
Total contributions by owners	*	20,191	—	—	873	—	35	21,099	—	21,099
Changes in ownership interests
Acquisition of subsidiaries with non-controlling interest	—	—	—	—	—	—	—	—	5,830	5,830
Recognition of financial liability for acquisition of non-controlling interest	—	—	—	—	—	—	(4,411)	(4,411)	—	(4,411)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	(4,411)	(4,411)	5,830	1,419
Total transactions with owners	*	20,191	—	—	873	—	(4,376)	16,688	5,830	22,518
Balance as at September 30, 2022	53	2,054,854	31,122	368	162,641	(163,625)	(1,234,472)	850,941	7,872	858,813

* less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30
	2021	2022
Loss for the period	(32,476)	(16,785)
Adjustments for non-cash items	37,303	55,382
Change in working capital	(2,501)	(42,412)
Net cash generated from (used in) operating activities	2,326	(3,815)
Net cash generated from (used in) investing activities	(141,445)	65,287
Net cash generated from (used in) financing activities	(2,274)	825
Increase (decrease) in cash and cash equivalents	(141,393)	62,297
Cash and cash equivalents at beginning of the period	295,066	213,283
Effect of exchange rate fluctuations on cash held	236	(926)
Cash and cash equivalents (net of bank overdraft) at end of the period	153,909	274,654

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended September 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Consolidated Revenue	21,304	39,608	33,513	68,246	8,386	16,088	4,276	7,312	67,479	131,254
Add: Customer inducement costs recorded as a reduction of revenue*	17,282	36,148	9,897	19,261	282	1,971	241	403	27,702	57,783
Less: Service cost	24	758	7,939	30,147	746	1,201	73	167	8,782	32,273
Adjusted Margin	38,562	74,998	35,471	57,360	7,922	16,858	4,444	7,548	86,399	156,764
Other income									383	2,440
Personnel expenses									(29,790)	(33,450)
Marketing and sales promotion expenses									(11,593)	(24,756)
Customer inducement costs recorded as a reduction of revenue*									(27,702)	(57,783)
Other operating expenses									(18,318)	(32,543)
Depreciation and amortization									(7,371)	(6,773)
Finance income									4,213	3,020
Finance costs									(4,847)	(14,129)
Share of profit of equity-accounted investees									36	40
Loss before tax									(8,590)	(7,170)

	For the six months ended September 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Consolidated Revenue	36,015	70,549	44,887	152,291	12,583	36,395	6,827	14,752	100,312	273,987
Add: Customer inducement costs recorded as a reduction of revenue*	21,801	66,339	12,743	43,227	398	4,171	257	870	35,199	114,607
Less: Service cost	63	1,266	9,906	71,233	1,125	2,945	96	175	11,190	75,619
Adjusted Margin	57,753	135,622	47,724	124,285	11,856	37,621	6,988	15,447	124,321	312,975
Other income									720	2,488
Personnel expenses									(56,247)	(65,438)
Marketing and sales promotion expenses									(16,740)	(49,527)
Customer inducement costs recorded as a reduction of revenue*									(35,199)	(114,607)
Other operating expenses									(29,590)	(64,027)
Depreciation and amortization									(14,772)	(13,699)
Finance income									6,260	4,679
Finance costs									(12,286)	(30,202)
Share of profit (loss) of equity-accounted investees									(53)	65
Loss before tax									(33,586)	(17,293)

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2021	2022	2021	2022	2021	2022	2021	2022
Revenue as per IFRS	21,304	39,608	33,513	68,246	8,386	16,088	4,276	7,312
Add: Customer inducement costs recorded as a reduction of revenue	17,282	36,148	9,897	19,261	282	1,971	241	403
Less: Service cost	24	758	7,939	30,147	746	1,201	73	167
Adjusted Margin(2)	38,562	74,998	35,471	57,360	7,922	16,858	4,444	7,548

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2021	2022	2021	2022	2021	2022	2021	2022
Revenue as per IFRS	36,015	70,549	44,887	152,291	12,583	36,395	6,827	14,752
Add: Customer inducement costs recorded as a reduction of revenue	21,801	66,339	12,743	43,227	398	4,171	257	870
Less: Service cost	63	1,266	9,906	71,233	1,125	2,945	96	175
Adjusted Margin(2)	57,753	135,622	47,724	124,285	11,856	37,621	6,988	15,447

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2021	2022	2021	2022
Results from operating activities as per IFRS	(7,992)	3,899	(27,507)	8,165
Add: Acquisition related intangibles amortization	3,478	3,225	6,971	6,559
Add: Employee share-based compensation costs	10,453	10,030	17,897	18,899
Less: Gain on discontinuation of equity accounted investment	—	(2,017)	—	(2,017)
Add: Merger and acquisitions related expenses	624	—	624	—
Adjusted Operating Profit (Loss)	6,563	15,137	(2,015)	31,606

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2021	2022	2021	2022
Profit (Loss) for the period as per IFRS	(8,023)	(6,776)	(32,476)	(16,785)
Add: Acquisition related intangibles amortization	3,478	3,225	6,971	6,559
Add: Employee share-based compensation costs	10,453	10,030	17,897	18,899
Less: Gain on discontinuation of equity accounted investment	—	(2,017)	—	(2,017)
Add: Merger and acquisitions related expenses	624	—	624	—
Add: Interest expense on financial liabilities measured at amortized cost	3,445	3,751	6,852	7,460
Less: Income tax benefit	(567)	(394)	(1,110)	(508)
Add: Net change in value of financial liability in business combination	346	230	701	464
Add (Less): Share of loss (profit) of equity-accounted investees	(36)	(40)	53	(65)
Adjusted Net Profit (Loss)	9,720	8,009	(488)	14,007

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2021	2022	2021	2022
Diluted Earnings (Loss) per Share for the period as per IFRS	(0.07)	(0.06)	(0.30)	(0.16)
Add: Acquisition related intangibles amortization	0.03	0.03	0.06	0.06
Add: Employee share-based compensation costs	0.10	0.09	0.16	0.18
Less: Gain on discontinuation of equity accounted investment	—	(0.02)	—	(0.02)
Add: Merger and acquisitions related expenses	0.01	—	0.01	—
Add: Interest expense on financial liabilities measured at amortized cost	0.03	0.03	0.06	0.07
Less: Income tax benefit	(0.01)	*	(0.01)	*
Add: Net change in value of financial liability in business combination	*	*	0.01	*
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per Share	0.09	0.07	(0.01)	0.13

* Less than $0.01.

The following table sets out our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency growth:(1)

(Unaudited)	For the three months ended September 30, 2022
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	85.9%	103.6%	91.8%	71.0%	94.5%	94.5%	61.7%	112.8%	69.8%
Impact of Foreign Currency Translation	14.3%	18.6%	15.7%	19.5%	16.9%	14.7%	13.0%	17.0%	19.3%
Constant Currency Growth	100.2%	122.2%	107.5%	90.5%	111.4%	109.2%	74.7%	129.8%	89.1%

(Unaudited)	For the six months ended September 30, 2022
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	95.9%	239.3%	189.2%	116.1%	173.1%	134.8%	160.4%	217.3%	121.1%
Impact of Foreign Currency Translation	11.9%	21.1%	17.2%	13.5%	16.8%	14.3%	15.7%	18.8%	13.7%
Constant Currency Growth	107.8%	260.4%	206.4%	129.6%	189.9%	149.1%	176.1%	236.1%	134.8%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended September 30		For the six months ended September 30
	2021	2022	2021	2022
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	6,098	10,547	8,564	20,139
Hotels and Packages – Room nights(2)	4,082	6,046	5,544	12,612
Standalone Hotels – Online(3) – Room nights(2)	4,032	5,907	5,480	12,264
Bus Ticketing – Travelled tickets	8,665	16,349	12,815	35,068

Adjusted Margin
Air Ticketing(4)	$38,562	$74,998	$57,753	$135,622
Hotels and Packages	35,471	57,360	47,724	124,285
Bus Ticketing	7,922	16,858	11,856	37,621
Others	4,444	7,548	6,988	15,447

Gross Bookings
Air Ticketing(4)	$448,475	$1,019,837	$628,570	$2,007,160
Hotels and Packages	192,956	333,519	253,706	722,069
Bus Ticketing	92,685	188,312	138,554	424,914
	$734,116	$1,541,668	$1,020,830	$3,154,143

Adjusted Margin %
Air Ticketing(4)	8.6%	7.4%	9.2%	6.8%
Hotels and Packages	18.4%	17.2%	18.8%	17.2%
Bus Ticketing	8.5%	9.0%	8.6%	8.9%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations. From fiscal year 2023, we began tracking the number of flight segments booked as a component of bookings for our Hotels and Packages segment, in addition to room nights. Prior to fiscal year 2023, flight segments booked as a component of bookings for our Hotels and Packages segment were not included in Air Ticketing – Flight segments. Information on the number of flight segments booked as a component of bookings for our Hotels and Packages segment prior to fiscal year 2023 is not available.
(2)
“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations.
(3)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(4)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.